EQUITY Equity Financial Trust Company

200 University Ave., Suite 400
Toronto, Ontario M5H 4H1
T 416.361.0152 F 416.361.0470

VIA ELECTRONIC TRANSMISSION

December 9, 2011

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: AVALON RARE METALS INC
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual Meeting of Securityholders for AVALON RARE METALS INC.

1.	ISIN: CUSIP:	CA0534701002 053470100
2.	Date Fixed for the Meeting:	January 26, 2012
3.	Record Date For Notice:	December 19, 2011
4.	Record Date For Voting:	December 19, 2011
5.	Beneficial Ownership Determination Date:	December 19, 2011
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares
7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares
8.	Business to be conducted at the meeting:	Annual

Yours Truly,
EQUITY FINANCIAL TRUST COMPANY

"Lori Thompson"
Senior Manager, Client Relations
Telephone: 416-361-0930 ext.243
lthompson@equityfinancialtrust.com

c.c. Rebecca Barron, Adminstrator, Client Relations